SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

Commission file number: 0-18892

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form  40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Media Releases / Announcements:

Exhibit 1 – Hospital sale update

Exhibit 2 – Mayne to purchase NSW pathology assets from MIA

Exhibit 3 – Mayne acquires Gippsland Pathology Service

Exhibit 4 – Global Specialty Pharmaceutical Presentation Script

Exhibit 5 – Geelong Private Hospital sale update

Exhibit 6 – Mayne acquires Melbourne Ultrasound for Women

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ KAREN KEE
Name:	Karen Kee
Title:	Manager, Group Secretarial Services

Date:  4 August 2003